SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2012
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: April 10, 2012

List of materials

Documents attached hereto:

i) Press Release announcing Sony Announces Revision of Consolidated Forecast for the Fiscal Year Ended March 31, 2012.

1-7-1 Konan, Minato-ku
News & Information	Tokyo 108-0075 Japan

No: 12-055 E Date: April 10, 2012

Sony Announces Revision of Consolidated Forecast
for the Fiscal Year Ended March 31, 2012

Tokyo, April 10, 2012 -- Sony has revised its consolidated results forecast for the fiscal year ended March 31, 2012 from that announced on February 2, 2012.

●
Sony expects to record an aggregate additional charge of approximately 300 billion yen in tax expense in the fourth quarter of the fiscal year ended March 31, 2012, primarily due to the establishment of valuation allowances against certain deferred tax assets, predominantly in the U.S.

●	This additional tax expense is a non-cash charge and does not have any impact on Sony’s consolidated operating income (loss) or cash flow.

●
Due to the recording of this additional tax expense, net loss attributable to Sony Corporation’s stockholders is expected to be significantly greater than the February forecast.  As of April 10, 2012, no revisions have been made to consolidated sales, operating income (loss) and net income (loss) before taxes in the forecast announced on February 2, 2012.

The current forecast has been prepared based on the information available at the time of the issuance of this release.  Actual results may differ from this forecast due to a variety of factors.  See “Cautionary Statement” at the end of this press release for further details.

For the fiscal year starting April 1, 2012, with assumed foreign currency exchange rates of approximately 80 yen against the U.S. dollar and approximately 105 yen against the euro, Sony is currently forecasting that it will return to positive operating results and that its consolidated income for the fiscal year ending March 31, 2013 will be approximately 180 billion yen.  The details of the actual consolidated results for the fiscal year ended March 31, 2012 and the consolidated results forecast for the fiscal year ending March 31, 2013 are scheduled to be announced on May 10, 2012.

Consolidated Results Forecast for the Fiscal Year ended March 31, 2012

	(Billions of yen)
	April Forecast	Change from February Forecast	February Forecast	Change from March 31, 2011 Actual Results	March 31, 2011 Actual Results
Sales and operating revenue	¥6,400	-%	¥6,400	-10.9%	¥7,181.3
Operating income (loss)	(95)	-	(95)	-	199.8
Income (loss) before income taxes	(115)	-	(115)	-	205.0
Net income (loss) attributable to Sony Corporation’s stockholders	(520)	-	(220)	-	(259.6)

The following are the primary factors affecting the change in the consolidated results forecast for net loss attributable to Sony Corporation’s stockholders:

●
Based on U.S. GAAP under which Sony reports its consolidated results, cumulative losses in recent fiscal years are considered significant negative evidence regarding the realizability of deferred tax assets.  Sony evaluates its deferred tax assets on a tax jurisdiction basis to determine if a valuation allowance is required.  In the U.S., Sony’s holding company and its subsidiaries file a consolidated federal tax return.  This consolidated tax filing group is expected to have incurred cumulative losses in recent fiscal years including the fiscal year ended March 31, 2012.  After comparing this significant negative evidence, to objectively verifiable positive factors, Sony expects to record a non-cash charge to establish a valuation allowance against certain deferred tax assets held by the consolidated tax filing group in the U.S.  This expected charge represents approximately 80 percent of the aggregate additional tax expense.

●
In addition to the above-mentioned valuation allowance in the U.S., Sony conducted a review of its estimated tax expense resulting from recent bilateral governmental negotiations pertaining to transfer pricing for certain intercompany transactions.  As a result, due to the increased possibility that profits will be reallocated between Japan and certain of Sony’s overseas subsidiaries, Sony expects to record additional tax expense.  This additional tax expense includes establishment of additional valuation allowances against certain deferred tax assets in two jurisdictions other than the U.S.

●
The valuation allowances and additional tax expense resulting from recent bilateral governmental negotiations are non-cash charges, which do not have any impact on Sony’s consolidated operating income (loss) or cash flow, nor do they preclude Sony from using these loss carryforwards or other deferred tax assets in the future.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it.  Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.  You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including LCD televisions and game platforms, which are offered in highly competitive markets characterized by continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences; (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity; (v) Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions; (vi) Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics business); (viii) Sony’s ability to maintain product quality; (ix) the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments (in particular the recent acquisition of Sony Ericsson Mobile Communications AB); (x) Sony’s ability to forecast demands, manage timely procurement and control inventories; (xi) the outcome of pending legal and/or regulatory proceedings; (xii) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; (xiii) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment; and (xiv) risks related to catastrophic disasters or similar events, including the Great East Japan Earthquake and its aftermath as well as the October 2011 floods in Thailand.  Risks and uncertainties also include the impact of any future events with material adverse impact.

Investor Relations Contacts:

Tokyo	New York	London
Yoshinori Hashitani	Justin Hill	Yas Hasegawa
+81-(0)3-6748-2111	+1-212-833-6722	+44-(0)20-7426-8696

Home Page: http://www.sony.net/IR/

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